May 17, 2021

Scott W. Lee

Attorney, Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. Lee:

On March 9, 2021, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify U.S. Equity PLUS Bitcoin Strategy Fund (the “Fund”) filed post-effective amendment no. 9 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to add a new series to the Trust. On April 26, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

Prospectus

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Comment 1. Please include the legend required by Rule 30e-3 if the Fund intends to rely upon electronic delivery of shareholder reports.

Response. The Registrant notes that pursuant to Rule 30e-3(i)(1)(B), the Fund is not required to include the legend on the cover of the prospectus because the Fund will offer its shares after January 1, 2021.

Principal Investment Strategy

Comment 2. The Staff believes that including the term “bitcoin” in the Fund’s name is misleading given that the Fund can only invest 15% of the Fund’s assets in the Grayscale Bitcoin Trust and that investing in the Grayscale Bitcoin Trust and bitcoin are not the same. The Staff further believes that including cryptocurrency in the Fund’s 80% investment policy is misleading because the Fund is not investing in cryptocurrencies but bitcoin and the Fund is limited to investing 15% of its total assets in the Grayscale Bitcoin Trust. The Staff believes that including bitcoin with the Fund’s 80% policy suggests a more significant investment strategy. Please explain why you think name is appropriate.

Response. The Registrant notes that it has revised the Fund’s name to the Simplify US Equity PLUS Bitcoin Strategy Fund. The Registrant believes that this revision is appropriate because the Fund, as an open-end fund, is unable to invest 80% of the Fund’s assets directly in commodities such as bitcoin. Additionally, the Registrant believes that the addition of “Strategy” to the Fund’s name reflects the Fund’s ability to provide shareholders access to a particular type of strategy rather than direct investments in a specific type of security. The Registrant further notes that the Staff has allowed other market participants to utilize similar names, such as NYDIG Bitcoin Strategy Fund.

May 17, 2021

The Registrant does not believe the Fund’s name is misleading. The Registrant believes that investing in bitcoin by way of investing in the Grayscale Bitcoin Trust is substantially similar to other fund of fund investment strategies. In other words, an equity fund can access its equity investments by investing on other equity funds. The Registrant notes that the Fund would consider a more significant investment in bitcoin if permitted by the Staff. The Registrant further notes that it has revised the Fund’s 80% investment strategy to remove investments in cryptocurrencies (deleted text is struck):

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of U.S. companies ~~and cryptocurrencies (indirectly and solely through Grayscale® Bitcoin Trust)~~.

Comment 3. The Staff requests that the Registrant delay effectiveness of the Fund’s prospectus until the Staff’s comments on the Fund’s name and the Fund’s 80% investment policy are resolved.

Response. The Registrant has committed to launch the Fund on May 25th but will work with closely with the Staff to resolve the Staff’s concerns.

Fees and Expenses of the Fund

Comment 4. Please revise the disclosure – “This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund” to include sales of Fund shares.

Response. The Registrant has revised the disclosure (added language is underlined):

This table describes the fees and expenses that you may pay if you buy, sell, and hold shares of the Fund.

May 17, 2021

Comment 5. With respect to the “Other Expenses” and “Acquired Fund Fees and Expenses” line items in the Fund’s fee table, please indicate in a footnote to the fee table if the “Other Expenses” and the “Acquired Fund Fees and Expenses” will be estimated for the Fund’s initial fiscal year.

Response. The Registrant has added the following footnotes:

(1) Other Expenses are estimated for the Fund’s initial fiscal year.

(2) Acquired Fund Fees and Expenses, which are estimated for the Fund’s initial fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Portfolio Turnover

Comment 6. Please add disclosure to the Fund’s portfolio turnover disclosure noting that the Fund does not have any portfolio turnover because it is a new Fund.

Response. The Registrant has revised the disclosure (added language is underlined):

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. The Fund is a new fund and does not have any portfolio turnover.

Principal Investment Strategy

Comment 7. Please clarify and prominently disclose that the Fund will not invest in bitcoin, bitcoin futures or other cryptocurrencies and that the Fund is not expected to track the price movements of cryptocurrencies.

Response. The Registrant has added the following disclosure directly below the first paragraph in “Bitcoin Strategy” section of the Fund’s principal investment strategies:

The Fund will not invest directly in bitcoin, bitcoin futures, or other cryptocurrencies. The Fund is not expected to track the price movements of cryptocurrencies.

Comment 8. With regard to the disclosure – “The Fund defines U.S. companies as those organized in the U.S.; having a class of securities whose principal securities market is in the U.S.; or derives 50% or more of its total revenues or earnings from goods produced, sales made, or services provided in the U.S.; or maintains 50% or more of its employees, assets, investments, operations, or other business activity in the U.S.” – please disclose whether the Fund will be exposed to foreign or emerging markets. If appropriate, please add corresponding risk disclosures for investments in foreign and/or emerging markets.

Response. The Registrant notes that the Fund will not invest in foreign or emerging markets.

May 17, 2021

Comment 9. With regard to the Fund’s investments in bitcoin, please supplementally explain how the Fund will establish the Fund’s initial investment and given the volatility of bitcoin, the frequency the Fund will review its bitcoin investment in order to add to or maintain the 15% position.

Response. The Registrant notes that the Fund will establish an initial ten percent position by accepting an in-kind creation unit on the Fund’s first day of trading. The Adviser will monitor and rebalance its position on a quarterly basis with intra-quarter rebalances triggered at 15% or 5% to bring the Fund’s holding back to 10%.

Comment 10. Please add disclosure that explains the objective and strategy of the Grayscale Bitcoin Trust and the risks of investing in Grayscale Bitcoin Trust.

Response. The Registrant has added risk disclosure to address the risks of investing in the Grayscale Bitcoin Trust and has revised the disclosure as follows (added text has been underlined):

The Fund invests up to 15% of its total assets in cryptocurrencies, indirectly and solely through Grayscale Bitcoin Trust. The Grayscale Bitcoin Trust is a private fund that is not registered as an investment company under the Investment Company Act of 1940, as amended. The Grayscale Bitcoin Trust seeks for its shares to track the price of Bitcoin. The Fund expects to gain exposure to cryptocurrencies indirectly by investing up to 15% of its total assets (measured at the time of investment) in a wholly-owned and controlled subsidiary, which is designed to enhance the ability of the Fund to obtain exposure to cryptocurrencies consistent with the limits of the U.S. federal tax law requirements applicable to regulated investment companies.

Comment 11. With regard to the Fund’s subsidiary, please disclose:

1.	The name of subsidiary and whether the subsidiary is advised by adviser;
2.	Whether the Fund complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC; and
3.	Whether each investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

May 17, 2021

Response. The Registrant respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Sections 8, 15, and 18. However, the services performed by the investment adviser to the Subsidiary under an investment advisory agreement with the Subsidiary will be subject to general review by the Board of Trustees of the Registrant, including the independent Trustees of the Registrant, in connection with the Board’s annual review of the Registrant’s investment advisory agreement with the investment adviser to the Fund. Although the Registrant confirms that the investment advisory agreement with the CFC generally are consistent with Section 15, the Registrant respectfully declines to disclose that the agreement complies with the provisions of the 1940 Act relating to investment advisory contracts. The Registrant confirms that it will file a copy of the Subsidiary’s advisory as exhibit to the Registrant’s registration statement. The Registrant has added the following disclosure:

The Fund expects to gain exposure to the commodities market indirectly by investing up to 15% of its total assets (measured at the time of investment) in a wholly-owned and controlled subsidiary, the Simplify U.S. Equity PLUS Bitcoin Cayman Fund (the “Subsidiary”), which is designed to enhance the ability of the Fund to obtain exposure to the commodities market consistent with the limits of the U.S. federal tax law requirements applicable to registered investment companies. The Subsidiary is advised by the Adviser. Unlike the Fund, the Subsidiary may invest without limitation indirectly in commodity investments, however, the Subsidiary will comply with the same Investment Company Act of 1940 asset coverage requirements, when viewed on a consolidated basis with the Fund, with respect to its investments in derivatives.

Comment 12. Please confirm that the Fund will comply with Rule 6(c)-11 of the 1940 Act and will comply with the generic listing standards of the Nasdaq Stock Market LLC.

Response. The Registrant confirms that it will comply with Rule 6(c)-11 and the generic listing standards of the Nasdaq Stock Market LLC.

Principal Investments Risk

Comment 13. Please add a risk factor for investments in the Grayscale Bitcoin Trust. Please disclose that Grayscale Bitcoin Trust may trade at a premium, does not correspond to the price of Bitcoin, and is highly volatile.

Response. The Registrant has added the following disclosure:

Summary Section:

Grayscale Bitcoin Trust Risk. The Fund will invest indirectly in bitcoin through the Grayscale Bitcoin Trust. The Grayscale Bitcoin Trust is a private investment fund that is not regulated under the 1940 Act. The shares of the Grayscale Bitcoin Trust may trade at a premium or discount, may not directly correspond to the price of Bitcoin, and are highly volatile.

Statutory Section:

Grayscale Bitcoin Trust Risk. The Fund will invest indirectly in bitcoin through the Grayscale Bitcoin Trust. The Grayscale Bitcoin Trust is a private investment fund that is not regulated under the 1940 Act. The shares of the Grayscale Bitcoin Trust may trade at a premium or discount, may not directly correspond to the price of Bitcoin, and are highly volatile.

May 17, 2021

Comment 14. With regard to the cryptocurrency risk disclosure – please consider revising the disclosure to state that “Cryptocurrency exchanges have stopped operating or have permanently shut down due to fraud, technical glitches, hackers or malware” and “Cryptocurrencies exchanges are new, largely unregulated and may be more exposed to fraud.”

Response. The Registrant has revised the disclosure as follows (added language is underlined and deleted language is struck):

Cryptocurrency Risk. Cryptocurrency (notably, Bitcoin), often referred to as “virtual currency” or “digital currency,” operates as a decentralized, peer-to-peer financial exchange and value storage that is used like money. The Fund will have exposure to Bitcoin, a cryptocurrency, indirectly through investment in the Grayscale Bitcoin Trust. Cryptocurrencies operate without central authority or banks and are not backed by any government. Cryptocurrencies may experience very high volatility, and related investment vehicles that invest in cryptocurrencies may be affected by such volatility. Cryptocurrency is not legal tender. Federal, state or foreign governments may restrict the use and exchange of cryptocurrency, and regulation in the U.S. is still developing. Cryptocurrency exchanges ~~may~~ have stopped operating ~~or~~ and have permanently shut down due to fraud, technical glitches, hackers or malware. Cryptocurrencies exchanges are new, largely unregulated, and may be more exposed to fraud.

Comment 15. Please clarify why the Registrant believes that IRS tax treatment is uncertain. The Staff notes that IRS Tax Treatment is not uncertain and directs the Registrant’s attention to IRS Notice 2014-21. If appropriate, please update the fund’s cryptocurrency risk factor. Please also disclose that investments in the Grayscale Bitcoin Trust are treated as investments in a grantor trust and will generally treated as a direct investment in bitcoin for such purposes.

Response. The Registrant has revised the cryptocurrency tax disclosure (added text is underlined and deleted text is struck):

Cryptocurrency Tax Risk. ~~Many significant aspects of the U.S. federal income tax treatment of investments in bitcoin are uncertain and an investment in bitcoin may produce income that if directly earned by a regulated investment company would not be treated as qualifying income for purposes of the applicable qualifying income requirement.~~ By investing in cryptocurrency products indirectly through the Subsidiary, the Fund will obtain exposure to cryptocurrency within the federal tax requirements that apply to the Fund. However, because the Subsidiary is a controlled foreign corporation, any income received by the Fund from its investments in the Subsidiary will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains. The Fund’s investment in Grayscale Bitcoin Trust or similar investment vehicle is a grantor trust for U.S. federal income tax purposes, and therefore an investment by the Fund in such an investment will generally be treated as a direct investment in a cryptocurrency for such purposes.

May 17, 2021

Comment 16. Please supplementally identify the broad-based index which the Fund’s performance will be compared to. Also, the Staff notes that the Fund identifies a benchmark but does not disclose the name of benchmark, if the benchmark is managed and by whom and whether the Fund pays a fee to use the benchmark.

Response. The Registrant notes that the Fund will compare its performance to the S&P 500 TR Index. The Registrant further notes that the Fund is an actively managed exchange traded fund that does not seek to replicate the performance of an index.

Purchase and Sale of Fund Shares

Comment 17. Please clarify whether the Fund’s creation units will be in kind and cash. If the Fund accepts cash creation units, please disclose that cash creation units are less tax efficient than in kind and include risk disclosure related to cash redemptions.

Response. The Registrant confirms that Fund’s creation units will be in-kind.

Principal Investment Strategies

Comment 18. With regard to the disclosure – “The Fund defines equity securities as common stock, preferred stock, or options on common or preferred stock.” – please clarify whether the Fund will utilize options. If the Fund will utilize options, please revise the Fund’s summary principal investment strategy and add corresponding risk disclosures.

Response. The Registrant has revised the disclosure (deleted text is struck):

The Fund defines equity securities as common stock or preferred stock~~, or options on common or preferred stock~~.”

Cybersecurity

Comment 19. Please revise the cybersecurity risk disclosure to include the cybersecurity risks associated with investing in cryptocurrency.

Response. The Registrant declines to revise the existing disclosure because it believes that it has appropriately addressed the cybersecurity risks associated with investing in cryptocurrencies in the Registrant’s cryptocurrency risk disclosure.

May 17, 2021

How Shares are Priced

Comment 20. Please clarify whether the Fund will invest in foreign securities. If the Fund will invest in foreign securities, please add the appropriate disclosure to the Fund’s principal investment strategy and principal investment risk.

Response. The Registrant notes that the Fund will not invest in foreign securities.

Statement of Additional Information

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Comment 21. Please provide the direct URL where the Fund’s prospectus can be found.

Response. The Registrant declines to provide the direct URL to the location of the Fund’s prospectus and the Registrant believes that providing the URL www.simplify.us is sufficient for shareholders to locate a copy of the Fund’s prospectus.

Appendix A

Comment 22. Please add a header titled “Appendix A” to the adviser’s proxy voting policies and procedures.

Response. The Registrant has made the requested revision.

Comment 23. Please correct the page number in Appendix A.

Response. The Registrant has made the requested revision.

Part C

Comment 24. Pursuant to the FAST Act, please include file numbers for any exhibits that are incorporated by reference.

Response. The Registrant agrees to revise the Part C to include the file numbers requested.

Comment 25. Please omit the location of books and records if the location of such books and records are disclosed on the Fund’s Form N-CEN.

Response. The Registrant acknowledges the Staff’s comment and notes that the Fund has yet to file a Form N-CEN and will continue to disclose the location of such books and records as required by Form N-1A.

May 17, 2021

If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger